1LIFE HEALTHCARE, INC.

One Embarcadero Center, Suite 1900

San Francisco, CA 94111

June 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Chris Edwards

RE: 1Life Healthcare, Inc.

        Registration Statement on Form S-1

        File No. 333-239347

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 1Life Healthcare, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on June 24, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John McKenna and Milson Yu of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Milson Yu at (650) 843-5296.

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Very truly yours,
1LIFE HEALTHCARE, INC.
By:	/s/ Bjorn B. Thaler
Name:	Bjorn B. Thaler
Title:	Chief Financial Officer

cc:	Lisa A. Mango, 1Life Healthcare, Inc.
Matthew B. Hemington, Cooley LLP
John T. McKenna, Cooley LLP
Milson C. Yu, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Donald K. Lang, Davis Polk & Wardwell LLP

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